Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Third Quarter 2025 Unaudited Financial Results

GUIYANG, China, November 17, 2025 - Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial and Operational Highlights

•	Total net revenues in the third quarter of 2025 were RMB3,358.2 million (US$471.7 million), an increase of 10.8% from RMB3,031.4 million in the same period of 2024.

•	Net income in the third quarter of 2025 was RMB921.0 million (US$129.4 million), compared with RMB1,121.9 million in the same period of 2024.

•	Non-GAAP adjusted net income[1] in the third quarter of 2025 was RMB988.1 million (US$138.8 million), compared with RMB1,241.2 million in the same period of 2024.

•	Fulfilled orders[2] in the third quarter of 2025 reached 63.4 million, an increase of 22.3% from 51.9 million in the same period of 2024.

•	Average shipper MAUs[3] in the third quarter of 2025 reached 3.35 million, an increase of 17.6% from 2.84 million in the same period of 2024.

Mr. Peter Hui Zhang, Founder, Chairman, and Chief Executive Officer of FTA, stated, “As we entered the second half of 2025, we remained committed to reducing costs and improving efficiency across the logistics industry through digital and intelligent transformation. Meanwhile, we continued to upgrade our user protection mechanisms and strengthen ecosystem development to enhance user satisfaction. In the third quarter, we achieved record high user numbers on both ends of the platform, with average monthly active shippers reaching 3.35 million and active truckers fulfilling orders over the past 12 months rising to 4.48 million, supporting sustained growth in fulfilled orders. Looking ahead, we will strive to leverage technology to drive high-quality development and cultivate a healthy platform ecosystem, creating long-term value for our users and shareholders.”

Mr. Langbo Guo, President of FTA, added, “We continued to optimize operational efficiency and elevate user experience during the quarter, boosting key operational metrics to new highs. Total net revenues rose to RMB3.36 billion, up 10.8% year over year. Transaction service revenue remained a core growth engine, increasing 39.0% year over year to RMB1.46 billion. We also propelled ecosystem development, leveraging user experience enhancements to drive high-quality growth. In addition, our acquisition of a majority interest in Giga.AI Technology Limited, previously known as Plus PRC Holding Ltd. (“Giga.AI”), strengthened our AI capabilities and technological foundation, positioning us to seize new growth opportunities and accelerate the platform’s long-term development.”

[1]

Non-GAAP adjusted net income is defined as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices, as there are substantial uncertainties as to whether such shipping orders are fulfilled.

[3]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

Third Quarter 2025 Financial Results

Net Revenues (including value added taxes, or “VAT,” of RMB1,380.7 million and RMB1,222.9 million for the three months ended September 30, 2024 and 2025, respectively). Total net revenues in the third quarter of 2025 were RMB3,358.2 million (US$471.7 million), representing an increase of 10.8% from RMB3,031.4 million in the same period of 2024, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the third quarter of 2025 were RMB2,797.6 million (US$393.0 million), representing an increase of 9.6% from RMB2,551.8 million in the same period of 2024. The increase was mainly due to the rapid increase in transaction service revenues.

•

Freight brokerage service. Revenues from freight brokerage service in the third quarter of 2025 were RMB1,094.3 million (US$153.7 million), compared with RMB1,280.9 million in the same period of 2024, primarily attributable to a decrease in transaction volume, partially offset by an increase in service fee rate.

•

Freight listing service. Revenues from freight listing service in the third quarter of 2025 were RMB247.1 million (US$34.7 million), an increase of 10.6% from RMB223.4 million in the same period of 2024, primarily due to the growing number of total paying members.

•

Transaction service. Revenues from transaction service amounted to RMB1,456.1 million (US$204.5 million) in the third quarter of 2025, an increase of 39.0% from RMB1,047.5 million in the same period of 2024, primarily driven by increases in order volume, penetration rate, and per-order transaction service fee.

Value-added services.4 Revenues from value-added services in the third quarter of 2025 were RMB560.7 million (US$78.8 million), an increase of 16.9% from RMB479.6 million in the same period of 2024. The increase was primarily due to growing demand for credit solutions.

Cost of Revenues (including VAT net of government grants of RMB1,034.4 million and RMB1,033.9 million for the three months ended September 30, 2024 and 2025, respectively). Cost of revenues in the third quarter of 2025 was RMB1,605.2 million (US$225.5 million), compared with RMB1,364.9 million in the same period of 2024, primarily due to increases in VAT, related tax surcharges and other tax costs, net of grants from government authorities. These tax-related costs net of government grants totaled RMB1,427.2 million, compared with RMB1,221.6 million in the same period of 2024, primarily due to an increase in tax costs net of government grants related to the Company’s freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the third quarter of 2025 were RMB438.8 million (US$61.6 million), compared with RMB412.5 million in the same period of 2024. The increase was primarily due to further investments in enhancing user ecosystem construction and protecting user rights and interests.

General and Administrative Expenses. General and administrative expenses in the third quarter of 2025 were RMB161.6 million (US$22.7 million), compared with RMB227.9 million in the same period of 2024. The decrease was primarily due to lower share-based compensation expenses.

Research and Development Expenses. Research and development expenses in the third quarter of 2025 were RMB233.3 million (US$32.8 million), compared with RMB195.1 million in the same period of 2024. The increase was mainly due to the inclusion of Giga.AI’s R&D costs, following the completion of the Company’s further investment in Giga.AI on July 9, 2025 and its subsequent consolidation into the Company’s financial results.

Income from Operations. Income from operations in the third quarter of 2025 was RMB776.3 million (US$109.0 million), an increase of 1.9% from RMB762.0 million in the same period of 2024.

Non-GAAP Adjusted Operating Income.5 Non-GAAP adjusted operating income in the third quarter of 2025 was RMB849.1 million (US$119.3 million), compared with RMB884.5 million in the same period of 2024.

Net Income. Net income in the third quarter of 2025 was RMB921.0 million (US$129.4 million), compared with RMB1,121.9 million in the same period of 2024.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the third quarter of 2025 was RMB988.1 million (US$138.8 million), compared with RMB1,241.2 million in the same period of 2024.

Basic and Diluted Net Income per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.7 Basic and diluted net income per ADS were RMB0.87 (US$0.12) in the third quarter of 2025, compared with RMB1.06 in the same period of 2024. Non-GAAP adjusted basic net income per ADS was RMB0.94 (US$0.13) in the third quarter of 2025, compared with RMB1.18 in the same period of 2024. Non-GAAP adjusted diluted net income per ADS was RMB0.93 (US$0.13) in the third quarter of 2025, compared with RMB1.17 in the same period of 2024.

Balance Sheet and Cash Flow

As of September 30, 2025, the Company had cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of RMB31.1 billion (US$4.4 billion) in total, compared with RMB29.2 billion as of December 31, 2024.

As of September 30, 2025, the total outstanding balance of on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests of the loans funded through our small loan company, reduced by an allowance for estimated losses, was RMB4,996.2 million (US$701.8 million), compared with RMB4,199.6 million as of December 31, 2024. The total non-performing loan ratio8 for these loans was 2.2% as of September 30, 2025, remaining flat compared with 2.2% as of December 31, 2024.

In the third quarter of 2025, net cash provided by operating activities was RMB1,657.1 million (US$232.8 million).

[4]

The Company provides a range of value-added services including credit solutions, insurance services, electronic toll collection, energy services, services arising from the consolidation of Giga.AI, and other services on the FTA platform.

[5]

Non-GAAP adjusted operating income is defined as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) compensation cost incurred in relation to acquisitions. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted net income per ADS is net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[8]

Non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) reduced by an allowance for estimated losses as of a specified date.

Business Outlook

The Company expects its total net revenues to be between RMB3.08 billion and RMB3.18 billion for the fourth quarter of 2025, compared with RMB3.17 billion in the same period of 2024. Excluding freight brokerage service, net revenues are expected to range from RMB2.18 billion to RMB2.28 billion, representing an estimated year-over-year growth rate of 17.1% to 22.5%. These forecasts are based on the Company’s current and preliminary view of the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB7.1190 to US$1.00, the exchange rate in effect as of September 30, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on November 17, 2025, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the third quarter 2025.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

Participant Online Registration:

https://s1.c-conf.com/diamondpass/10050866-hgy6t5.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the provided number, enter your PIN, and you will join the conference.

The replay will be accessible through November 24, 2025, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	400-120-9216
Hong Kong, SAR:	800-930-639
United Kingdom:	0800-031-4295
Singapore:	800-101-3223
Replay Access Code:	10050866

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to empower enterprises with greater logistics competitiveness, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions;and (iii) compensation cost incurred in relation to acquisitions. The Company defines non-GAAP adjusted net income as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income, net income, net income attributable to ordinary shareholders and basic and diluted net income per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures against the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of health epidemics, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,810,347	5,740,071	806,303
Restricted cash	100,533	70,923	9,962
Short-term investments	15,002,903	9,739,175	1,368,054
Accounts receivable, net	19,643	44,812	6,295
Amount due from related party	—	14,211	1,996
Loans receivable, net	4,199,645	4,996,228	701,816
Prepayments and other current assets, net	2,122,902	1,105,015	155,221

Total current assets	27,255,973	21,710,435	3,049,647
Restricted cash	40,000	30,000	4,214
Long-term investments[1]	9,876,118	16,568,009	2,327,294
Property and equipment, net	289,611	414,303	58,197
Intangible assets, net	393,477	744,512	104,581
Goodwill	3,124,828	3,946,556	554,369
Deferred tax assets	92,882	258,680	36,337
Operating lease right-of-use assets	115,654	100,961	14,182
Other non-current assets	98,532	324,115	45,528

Total non-current assets	14,031,102	22,387,136	3,144,702

TOTAL ASSETS	41,287,075	44,097,571	6,194,349

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	31,227	34,272	4,814
Amount due to related party	—	14,211	1,996
Prepaid for freight listing fees and other service fees	571,185	648,361	91,075
Income tax payable	336,220	439,972	61,803
Other tax payable	898,396	534,217	75,041
Operating lease liabilities	41,204	42,996	6,040
Dividends payable	—	710,000	99,733
Accrued expenses and other current liabilities	1,141,758	1,046,273	146,967

Total current liabilities	3,019,990	3,470,302	487,469
Deferred tax liabilities	95,570	183,667	25,800
Operating lease liabilities	23,928	1,951	274
Other non-current liabilities	12,414	12,242	1,720

Total non-current liabilities	131,912	197,860	27,794

TOTAL LIABILITIES	3,151,902	3,668,162	515,263

MEZZANINE EQUITY
Redeemable non-controlling interests	443,070	702,960	98,744
SHAREHOLDERS’ EQUITY
Ordinary shares	1,343	1,344	189
Additional paid-in capital	45,823,723	44,282,157	6,220,278
Accumulated other comprehensive income	3,223,944	2,965,139	416,511
Accumulated deficit	(11,372,284)	(8,008,066)	(1,124,886)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	37,676,726	39,240,574	5,512,092
Non-controlling interests	15,377	485,875	68,250

TOTAL SHAREHOLDERS’ EQUITY	37,692,103	39,726,449	5,580,342

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	41,287,075	44,097,571	6,194,349

1.

The Group’s long-term investments consist of RMB14,527 million long-term time deposits, RMB1,004 million wealth management products with maturities over one year, RMB12 million available-for-sale debt securities, RMB314 million equity method investments, and RMB711 million equity investments without readily determinable fair value as of September 30, 2025.

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues:
Freight Matching Services	2,551,834	2,747,919	2,797,555	392,970	6,750,194	7,792,581	1,094,617
Freight brokerage service	1,280,917	1,177,906	1,094,349	153,722	3,410,849	3,237,921	454,828
Freight listing service	223,419	242,920	247,119	34,713	649,000	724,944	101,832
Transaction service	1,047,498	1,327,093	1,456,087	204,535	2,690,345	3,829,716	537,957
Value-added services	479,554	491,187	560,687	78,759	1,314,190	1,504,676	211,361
Total net revenues (including value-added taxes or “VAT” of RMB1,380.7 million and RMB1,222.9 million for the three months ended September 30, 2024 and 2025, respectively)	3,031,388	3,239,106	3,358,242	471,729	8,064,384	9,297,257	1,305,978
Operating expenses:
Cost of revenues (including VAT net of government grants of RMB1,034.4 million and RMB1,033.9 million for the three months ended September 30, 2024 and 2025, respectively)(1)	(1,364,884)	(1,238,371)	(1,605,214)	(225,483)	(3,708,844)	(3,542,144)	(497,562)
Sales and marketing expenses(1)	(412,499)	(433,842)	(438,809)	(61,639)	(1,124,934)	(1,250,501)	(175,657)
General and administrative expenses(1)	(227,874)	(170,347)	(161,550)	(22,693)	(711,498)	(517,906)	(72,750)
Research and development expenses(1)	(195,142)	(189,620)	(233,250)	(32,764)	(674,990)	(616,228)	(86,561)
Provision for loans receivable	(71,242)	(75,028)	(144,425)	(20,287)	(222,623)	(301,304)	(42,324)

Total operating expenses	(2,271,641)	(2,107,208)	(2,583,248)	(362,866)	(6,442,889)	(6,228,083)	(874,854)
Other operating income	2,242	7,662	1,272	179	18,050	49,099	6,897

Income from operations	761,989	1,139,560	776,266	109,042	1,639,545	3,118,273	438,021
Other income (expense)
Interest income	303,268	251,304	230,607	32,393	923,968	727,420	102,180
Foreign exchange (loss) gain	(3,444)	205	(2,416)	(339)	3,279	(13,036)	(1,831)
Investment income	7,250	20,002	24,288	3,412	44,431	63,623	8,937
Unrealized gains (losses) from fair value changes of investments	10,618	37,032	32,721	4,596	(1,292)	103,215	14,499
Other income (expenses), net	126,246	(11,024)	136,231	19,136	129,711	125,825	17,675
Share of loss in equity method investees	(351)	(2,590)	(1,815)	(255)	(1,281)	(4,242)	(596)

Total other income	443,587	294,929	419,616	58,943	1,098,816	1,002,805	140,864

Net income before income tax	1,205,576	1,434,489	1,195,882	167,985	2,738,361	4,121,078	578,885
Income tax expense	(83,640)	(169,655)	(274,862)	(38,610)	(189,550)	(656,288)	(92,188)

Net income	1,121,936	1,264,834	921,020	129,375	2,548,811	3,464,790	486,697
Less: net loss attributable to non-controlling interests	(1,254)	(1,147)	(11,749)	(1,650)	(2,371)	(14,058)	(1,975)
Less: measurement adjustment attributable to redeemable non-controlling interests	16,104	21,493	25,493	3,581	39,790	58,508	8,219

Net income attributable to ordinary shareholders	1,107,086	1,244,488	907,276	127,444	2,511,392	3,420,340	480,453

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ordinary share
—Basic	0.05	0.06	0.04	0.01	0.12	0.16	0.02
—Diluted	0.05	0.06	0.04	0.01	0.12	0.16	0.02
Net income per ADS*
—Basic	1.06	1.20	0.87	0.12	2.41	3.28	0.46
—Diluted	1.06	1.19	0.87	0.12	2.40	3.27	0.46
Weighted average number of ordinary shares used in computing net income per share
—Basic	20,818,441,720	20,824,102,531	20,840,884,667	20,840,884,667	20,829,402,911	20,838,366,301	20,838,366,301
—Diluted	20,885,299,925	20,933,997,672	20,910,549,643	20,910,549,643	20,898,475,982	20,934,352,741	20,934,352,741
Weighted average number of ADS used in computing net income per ADS
—Basic	1,040,922,086	1,041,205,127	1,042,044,233	1,042,044,233	1,041,470,146	1,041,918,315	1,041,918,315
—Diluted	1,044,264,996	1,046,699,884	1,045,527,482	1,045,527,482	1,044,923,799	1,046,717,637	1,046,717,637

*	Each ADS represents 20 ordinary shares.

(1)	Share-based compensation expenses in operating expenses are allocated as follows:

	Three months ended				Nine months ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	2,643	3,513	2,897	407	8,121	10,259	1,441
Sales and marketing expenses	12,799	15,703	12,186	1,712	36,359	47,447	6,665
General and administrative expenses	73,892	36,131	20,878	2,933	272,632	112,777	15,842
Research and development expenses	20,172	22,126	13,892	1,951	64,651	59,516	8,360

Total	109,506	77,473	49,853	7,003	381,763	229,999	32,308

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Income from operations	761,989	1,139,560	776,266	109,042	1,639,545	3,118,273	438,021
Add:
Share-based compensation expense	109,506	77,473	49,853	7,003	381,763	229,999	32,308
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	23,024	3,234	39,063	49,066	6,892
Compensation cost incurred in relation to acquisitions	—	—	—	—	8,562	—	—

Non-GAAP adjusted operating income	884,516	1,230,054	849,143	119,279	2,068,933	3,397,338	477,221

Net income	1,121,936	1,264,834	921,020	129,375	2,548,811	3,464,790	486,697
Add:
Share-based compensation expense	109,506	77,473	49,853	7,003	381,763	229,999	32,308
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	23,024	3,234	39,063	49,066	6,892
Compensation cost incurred in relation to acquisitions	—	—	—	—	8,562	—	—
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(5,756)	(809)	(9,765)	(12,267)	(1,723)

Non-GAAP adjusted net income	1,241,208	1,352,073	988,141	138,803	2,968,434	3,731,588	524,174

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	1,107,086	1,244,488	907,276	127,444	2,511,392	3,420,340	480,453
Add:
Share-based compensation expense	109,506	77,473	49,853	7,003	381,763	229,999	32,308
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	23,024	3,234	39,063	49,066	6,892
Compensation cost incurred in relation to acquisitions	—	—	—	—	8,562	—	—
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(5,756)	(809)	(9,765)	(12,267)	(1,723)

Non-GAAP adjusted net income attributable to ordinary shareholders	1,226,358	1,331,727	974,397	136,872	2,931,015	3,687,138	517,930

Non-GAAP adjusted net income per ordinary share
—Basic	0.06	0.06	0.05	0.01	0.14	0.18	0.02
—Diluted	0.06	0.06	0.05	0.01	0.14	0.18	0.02
Non-GAAP adjusted net income per ADS
—Basic	1.18	1.28	0.94	0.13	2.81	3.54	0.50
—Diluted	1.17	1.27	0.93	0.13	2.80	3.52	0.49